

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 29, 2017

VIA-EMAIL

Emily M. Little
Thompson Hine LLP
41 South High Street
Suite 1700
Columbus, OH 43215-6101

Re: Collaborative Investment Series Trust
        Initial Registration Statement on Form N-1A
        File Nos. 333-21072 and 811-23306

Dear Ms. Little:

On October 23, 2017, you filed a registration statement on Form N-1A on behalf of Collaborative Investment Series Trust and its series, the Mercator International Opportunity Fund (the "Fund"). We have reviewed the registration statement and provide our comments below. Where a comment is made in one location, it is applicable to similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined in this letter have the meaning given to them in the registration statement.

GENERAL

1. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

PROSPECTUS

Fees and Expenses of the Fund

2. Since the Fund is a new fund, add a footnote to the table indicating that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6(b) to Item 3 of Form N-1A.

3. Since the Fund is a new fund, disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. *See* Instruction 3(f)(vi) to Item 3 of Form N-1A.

4. Please verify the accuracy of the costs of investing in the Fund for one and three year periods provided in the example. Staff calculations arrived at slightly higher figures.

Principal Investment Strategy

5. Disclosure on page 4 indicates that the Fund will invest "primarily in stocks." Please specify the kind(s) of stock in which the Fund may invest (common or preferred stock) and disclose any other types of instruments the Fund may trade in connection with its principal investment strategies.

6. The Fund states that it will "invest primarily in stocks of companies domiciled in developed countries outside of the United States" and "will invest at least 40% of its assets in securities of companies outside the United States, which the adviser defines as securities listed primarily on exchanges outside the United States." For purposes of Rule 35d-1 under the Investment Company Act of 1940 (the "Act"), the Fund must describe how it will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Release No. 24828, at n.42 (Jan. 17, 2001). Please explain why the location of primary listing for a company's security should satisfy the economically tied test. Please also clarify whether your investments in securities of companies listed outside the United States will be limited to those primarily listed on securities exchanges of developed countries.

Principal Investment Risks

7. Please either supplementally confirm that the Fund will not have principal risks associated with emerging market countries or make appropriate revisions to your disclosure.

How to Purchase Shares

8. On page 11, the Fund states: "Institutional Class shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than other classes of shares." Consider removing the last clause regarding other share classes since the Institutional Class is currently the only share class offered by the Fund.

How to Redeem Shares

9. Consider disclosing additional detail regarding the Fund's practice to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities, or representative securities baskets. *See* Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016), 81 FR 82142, 82225 (Nov. 18, 2016).

10. Under "Additional Redemption Information," the Fund notes the methods it typically expects to use to meet redemption requests. To the extent the methods will differ in regular or stressed market conditions, please clarify your disclosure. Further, this list does not include redemptions in kind, although the Fund reserves the right to redeem in kind. Supplementally explain whether the Fund typically expects to use redemptions in kind in either regular or

stressed market conditions. If so, provide appropriate disclosure. *See* Item 11(c)(8) of Form N-1A.

Frequent Purchases and Redemptions of Fund Shares

11. On page 17, the Fund notes that it reserves the right to modify or waive any redemption fee at any time. The Fund does not list a redemption fee in the fee table. Please clarify in this discussion whether the Fund currently imposes a redemption fee.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

12. Add the name of the share class of the Fund to which the SAI relates. *See* Item 14(a)(1) of Form N-1A.

13. The cover page of the SAI states: "The Fund's financial statements are included in the Annual Report, and are incorporated by reference into this SAI by subsequent amendment." Please revise this sentence to state that the financial statements "will be" incorporated by reference by subsequent amendment or make other clarifying changes to avoid suggesting that the fund can forward incorporate by reference a future annual report. *See* General Instruction D.2 to Form N-1A.

Additional Information about the Fund's Investments

14. Under the "Closed-End Investment Companies" subsection, the Fund states: "The Fund may invest assets in 'closed-end' investment companies (or 'closed-end funds'), subject to the investment restrictions set forth above." Please clarify the investment restrictions that are being cross referenced.

15. On page 6, the Fund states: "Foreign securities are considered for purchase only if they are trading in domestic markets through an American Depositary Receipt (ADR)." Please clarify that the Fund may also gain exposure to foreign securities, including emerging market securities, through its investments in other investment companies (as discussed on page 4). Please discuss these details about the scope of the Fund's investments in foreign securities in the prospectus, to the extent they are connected to a principal investment strategy of the Fund.

16. In the "Illiquid and Restricted Securities" subsection, the Fund notes: "Foreign securities that are freely tradable in their principal markets are not considered to be illiquid." Based on other disclosure, it appears much or all of the Fund's investments in foreign securities will be made through ADRs or investment companies. Please explain whether the Fund will consider the liquidity of the ADR or investment company as part of its analysis. Also, to the extent the Fund will be trading portfolio securities outside of their principal markets, please supplement your disclosure appropriately.

17. With respect to the Fund's fundamental investment restriction on concentration, please note that the Fund and its Adviser may not ignore concentration of underlying investment companies in which the Fund invests. Please add disclosure to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund's compliance with its concentration policies.

Management of the Fund

18. On page 16, add a footnote to the table providing estimated Trustee compensation to disclose the period for which the information is furnished. *See* Instruction 2 to Item 17(c) of Form N-1A.

Determination of Share Price

19. Please supplementally confirm that you will value short-term debt instruments with a remaining maturity of 60 days or less at amortized cost only if the Fund can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security determined without the use of the amortized cost valuation. *See* Money Market Fund Reform, Release No. IC-31166 (July 23, 2014), 79 FR 47736, 47812-47813 (Aug. 14, 2014).

Financial Statements

20. The disclosure states there are no financial statements available at this time. However, no registered investment company can make a public offering of its securities unless it has a net worth of at least $100,000 ("seed capital"). *See* section 14(a) of the Act. Please confirm that the Fund will include in a pre-effective amendment audited seed capital financial statements, as well as a report and consent of an independent registered public accounting firm. The staff will review this document and may provide additional comments.

PART C

Item 28

21. Supplementally confirm that you will be filing as an exhibit a copy of the fee waiver and expense reimbursement agreement with the Adviser as a material contract.

Item 32

22. Please provide information about the Distributor required by Item 32 of Form N-1A.

* *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

If you have any questions about these comments, please call me at (202) 551-5490.

Sincerely,

/s/ Angela Mokodean

Angela Mokodean
Senior Counsel